Exhibit 12.1

LAZARD GROUP LLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (a)

The following table sets forth the ratio of earnings to fixed charges for Lazard Group LLC and its subsidiaries on a consolidated basis.

	Six Months Ended June 30, 2013		Year Ended December 31,
			2012		2011	2010		2009	2008
	(dollars in thousands)

Operating income (loss)	$63,160		$121,593		$241,791	$246,809		$(181,988)	$42,029
Add—Fixed charges	57,054		116,255		114,998	121,656		132,785	161,665

Operating income (loss) before fixed charges	$120,214		$237,848		$356,789	$368,465		$(49,203)	$203,694

Fixed Charges:
Interest (b)	$44,452		$91,359		$94,211	$102,249		$113,280	$141,413
Other (c)	12,602		24,896		20,787	19,407		19,505	20,252

Total fixed charges	$57,054		$116,255		$114,998	$121,656		$132,785	$161,665

Ratio of earnings to fixed charges	2.11	(d)	2.05	(e)	3.10	3.03	(f)	– (g)	1.26	(h)

Deficiency in the coverage of operating income (loss) before fixed charges to total fixed charges								$181,988

Notes (dollars in thousands):

(a)	For purposes of computing the ratio of earnings to fixed charges:

•	earnings for the periods presented represent income before income taxes and fixed charges, and

•	fixed charges represent the interest expense and the portion of rental expense which represents an appropriate interest factor.

(b)	The Company’s policy is to include interest expense on unrecognized tax benefits in income tax expense. Accordingly, such interest expense is not included in the computations of the ratio of earnings to fixed charges.

(c)	Other fixed charges consist of the interest factor in rentals.

(d)	Operating income for the six month period ended June 30, 2013 is presented after giving effect to a charge of $64,703 associated with the cost saving initiatives announced by the Company in October, 2012. Excluding the impact of such charge, the ratio of earnings to fixed charges would have been 3.24.

(e)	Operating income for the year ended December 31, 2012 is presented after giving effect to (i) a charge in the first quarter of $24,659 relating to severance costs and benefit payments associated with staff reductions, including the acceleration of unrecognized amortization expense of deferred incentive compensation previously granted to individuals being terminated, and (ii) a charge in the fourth quarter of $102,576 associated with the cost saving initiatives announced by the Company in October, 2012. Excluding the impact of such items, the ratio of earnings to fixed charges would have been 3.14.

(f)	Operating income for the year ended December 31, 2010 is presented after giving effect to (i) a restructuring charge of $87,108, (ii) a charge of $24,860 relating to the amendment of Lazard’s retirement policy with respect to RSU awards. Excluding the impact of such items, the ratio of earnings to fixed charges would have been 3.95.

(g)	Operating loss for the year ended December 31, 2009 is presented after giving effect to (i) a restructuring charge of $62,550, (ii) the acceleration of amortization expense of $86,514 relating to the vesting of RSUs held by Lazard’s former Chairman and Chief Executive Officer as the result of his death in October 2009 and (iii) the acceleration of amortization expense of $60,512 relating to the accelerated vesting of the unamortized portion of previously awarded deferred cash incentive awards. Excluding the impact of such items, the ratio of earnings to fixed charges would have been 1.21.

(h)	Operating income for the year ended December 31, 2008 is presented after giving effect to a charge of $199,550 relating to the LAM Merger. Excluding the impact of such charge, the ratio of earnings to fixed charges would have been 2.49.